NSAR ITEM 77C


Van Kampen American Capital Pace Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Pace Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     112,436,505               Against     3,986,777


        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     101,622,304               Against     5,126,630


        4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For     114,627,548               Against     2,097,597